SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

RPX Corporation

(Name of Subject Company)

RPX Corporation

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74972G103

(CUSIP Number of Class of Securities)

Emily T. Gavin

General Counsel

One Market Plaza, Suite 1100

San Francisco, California 94105

(866) 779-7641

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Leif King

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, California 94301-1908

(650) 470-4500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Riptide Purchaser, Inc. (“Purchaser”), a wholly owned subsidiary of Riptide Parent, LLC, (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “RPX Shares”), of RPX Corporation (“RPX”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 30, 2018, by and among Parent, Purchaser and RPX (the “Merger Agreement”). Purchaser and Parent are beneficially owned by affiliates of HGGC, LLC. If successful, the Offer will be followed by a merger of Purchaser with and into RPX (the “Merger”).

•	Exhibit A: E-mail from Martin Roberts, Chief Executive Officer of RPX, sent to RPX Employees

•	Exhibit B: Form of E-mail sent to RPX Clients

•	Exhibit C: Form of E-mail sent to Inventus Clients

•	Exhibit D: Talking Points for RPX Client-Facing Employees

•	Exhibit E: Talking Points for Inventus Client-Facing Employees

•	Exhibit F: FAQ for RPX Client-Facing Employees

•	Exhibit G: FAQ for Inventus Client-Facing Employees

Important Additional Information

The Offer has not yet commenced. This communication, the attached exhibits and the description contained in this filing is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy the RPX Shares will be made pursuant to an offer to purchase and related materials that Purchaser and Parent intend to file with the Securities and Exchange Commission (the “SEC”). At the time the Offer is commenced, Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter RPX will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. RPX, Purchaser and Parent will file other relevant materials in connection with the proposed acquisition of RPX by Purchaser pursuant to the terms of the Merger Agreement. RPX, Purchaser and Parent intend to mail these documents to the stockholders of RPX. All of the tender offer materials (and all other materials filed by RPX with the SEC) will also be available free of charge from the SEC through its website at www.sec.gov. INVESTORS AND STOCKHOLDERS OF RPX ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF RPX, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER OR WHETHER TO TENDER THEIR RPX SHARES PURSUANT TO THE OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION (INCLUDING THE TERMS AND CONDITIONS OF THE OFFER) AND THE PARTIES THERETO.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements, including, without limitation, the statements made concerning the pending acquisition of RPX by Parent and Purchaser. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “aim,” “potential,” “continue,” “ongoing,” “goal,” “can,” “seek,” “target” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. These statements reflect RPX’s current views concerning future events, including the planned completion of the Offer and the Merger, and are based on a number of assumptions that could ultimately prove inaccurate. As a general matter, forward-looking statements are those focused upon anticipated events or trends, expectations, and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to RPX’s operations and business environment, all of which are difficult to predict and many of which are beyond the control of RPX. Among others, the following factors could cause actual results to differ materially from those set forth in the forward-looking statements: (i) uncertainties as to the timing of the Offer and the Merger; (ii) uncertainties as to how many RPX stockholders will tender their RPX Shares in the Offer; (iii) the possibility that competing offers will be made; (iv) the possibility that various closing conditions for the transaction may not be satisfied or waived; (v) the risk that the Merger Agreement may be terminated in circumstances requiring RPX to pay a termination fee, (vi) risks related to obtaining the requisite consents to the Offer and the Merger, including, without limitation, the risk that a regulatory approval that may be required for the proposed transaction, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act) and the German Act of Restraints of Competition 1957, as amended (GWB), is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (vii) the possibility that the transaction may not be timely completed, if at all; (viii) the risk that, prior to the completion of the transaction, if at all, RPX’s business and its relationships with employees, collaborators, vendors and other business partners could experience significant disruption due to transaction-related uncertainty; (ix) the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and (x) the risks and uncertainties pertaining to RPX’s business, including those detailed under “Risk Factors” and elsewhere in RPX’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Purchaser and Parent and the Solicitation/Recommendation Statement to be filed by RPX in connection with the Offer. Other factors that could cause actual results to differ materially include those set forth in RPX’s SEC reports, including, without limitation, the risks described in RPX’s Annual Report on Form 10-K for its fiscal year ended December 31, 2017, which is on file with the SEC. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and RPX undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.